UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check One):                                           [  ] Form 10-K                                                      [_] Form 20-F                                           [_] Form 11-K
                  [X] Form 10-Q                                                     [_] Form 10-D                                           [_] Form N-SAR[_] Form N-CSR

For Period Ended:  March 31, 2008

[_]                      Transition Report on Form 10-K
[_]                      Transition Report on Form 20-F
[_]                      Transition Report on Form 11-K
[_]                      Transition Report on Form 10-Q
[_]                      Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________________________________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(a) to which the notification relates:

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PART  I - REGISTRANT INFORMATION

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Full Name of Registrant

GeoGlobal Resources Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

Suite #310, 605 – 1st Street S.W.

City, State and Zip Code

Calgary, Alberta T2P 3S9
Canada

PART  II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate):

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -- NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reviews in connection with our compliance with FAS 123R and stock-based compensation calculations for the fiscal years ended December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 and including the three fiscal quarters within those fiscal years (excluding 2003) and consultations with outside advisors, have extended the period necessary to complete our financial statements for the year ended December 31, 2007 and the audit of those financial statements.  The reviews of the above statements have now been substantially completed.  However, the delay in the completion of those reviews has delayed the preparation and required review of the Form 10-Q for the quarter ended March 31, 2008.

PART  IV  --  OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Allan J. Kent                                                    403                                777-9250
(Name)                                (Area Code)                                           (Telephone Number)

(2)           Have all other periodic reports required under section 13 or 15(d) of the SecuritiesExchange act of 1934 or Section 30 of the Investment Company Act of 1940 during thepreceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s)                                                                                                                     [  ]  Yes                                [x]  No

As described above and for the reasons there stated, our annual report on Form 10-K for the year ended December 31, 2007 has not been filed.

(3)           Is it anticipated that any significant change in results of operations from thecorresponding period for the last fiscal year will be reflected by the earnings statementsto be included in the subject report or portion thereof?[x]  Yes                                       [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively,and, if appropriate, state the reasons why a reasonable estimate of the results cannot bemade.

We are currently in the process of determining whether the stock-based calculation for non-employee consultants was accounted for in accordance with FAS 123R for the fiscal year ended December 31, 2006 and three months ended March 31, 2007.  As a review is currently underway but has not yet been fully complete, we cannot, at this time, make a reasonable determination whether there will be a material impact on prior period operations.

GeoGlobal Resources Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                      May 12, 2008                                                      By /s/ Allan J. Kent_____
Executive Vice President and Chief Financial Officer

INSTRUCTION:                                           The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C  1001).
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GENERAL INSTRUCTIONS

1.           This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules andRegulations under the Securities Exchange Act of 1934.

2.           One signed original and four conformed copies of this form and amendments theretomust be completed and filed with the Securities and Exchange Commission, Washington,D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.           Amendments to the notifications must also be filed on Form 12b-25 but need not restateinformation that has been correctly furnished.  The form shall be clearly identified as anamended notification.

5.           Electronic Filers.  This form shall not be used by electronic filers unable to timely file areport solely due to electronic difficulties.  Filers unable to submit a report within thetime period prescribed due to difficulties in electronic filing should comply with either Rule 201 or rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T.